UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended Dec. 31, 2023 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Xcel Energy
401(K) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Xcel Energy 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Xcel Energy 401(k) Savings Plan (the "Plan") as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in the Table of Contents as of the year ended December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 6, 2024

We have served as the auditor of the Plan since 2002.

XCEL ENERGY 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2023	Dec. 31, 2022
Assets
Investments at fair value (participant-directed):
General investments	$2,671,192,845	$2,378,833,655
Investment in Master Trust	223,404,452	281,657,788
Total investments	2,894,597,297	2,660,491,443

Receivables:
Xcel Energy contributions	33,547,590	30,767,173
Participant contributions	2,943,504	978,842
Notes receivable from participants	17,315,333	16,289,556
Total receivables	53,806,427	48,035,571

Net assets available for benefits	$2,948,403,724	$2,708,527,014

The accompanying notes are an integral part of the financial statements

XCEL ENERGY 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended Dec. 31
2023
Contributions:
Xcel Energy	$33,576,229
Employee	107,027,266
Rollover	21,670,627
Total contributions	162,274,122

Investment income (loss):
Plan interest in Master Trust loss	(24,273,350)
Interest and dividends	38,383,782
Net change in fair value of:
Interest in registered investment companies, self-directed brokerage accounts and collective trusts	356,446,127
Total investment gain	370,556,559

Interest on notes receivable from participants	960,990
Benefits paid to participants	(292,199,586)
Administrative expenses	(1,751,600)

Increase in net assets before plan transfers	239,840,485

Transfers in plan assets	36,225
Net increase in net assets available for benefits	239,876,710

Net assets available for benefits at beginning of year	2,708,527,014
Net assets available for benefits at end of year	$2,948,403,724

The accompanying notes are an integral part of the financial statements

XCEL ENERGY 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DEC. 31, 2023 AND 2022 AND FOR THE YEAR ENDED DEC. 31, 2023

1.DESCRIPTION OF PLAN

The following includes a brief description of the Xcel Energy 401(K) Savings Plan (the Plan). Participants should refer to the Plan document or Summary Plan Description for more complete information.

General — The Plan is a defined contribution benefit plan which provides eligible employees of Plan sponsor, Xcel Energy Inc., and its participating subsidiaries (Xcel Energy) the opportunity to contribute to a qualified retirement savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Xcel Energy contributes the employer matching contribution in cash. Participant deferrals and matching contributions are invested into one or more investment funds as elected by participants.

Plan and Trust Management — The Plan administrator is Xcel Energy who has authority to control and manage the operation and administration of the Plan. Plan assets are held by a trustee under a trust agreement as adopted by Xcel Energy. The Plan's assets invested in Xcel Energy Inc. common stock are held in the Xcel Energy Stock Fund within the Master Trust. (see Note 4). The Xcel Energy Stock Fund also holds an immaterial amount of cash equivalents for operational purposes. Individual participant accounts are valued daily based on the current fair value of each asset type. The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plan.

Transfer of Plan Assets — Assets are transferred amongst plans when an eligible participant moves from one benefit plan to another plan sponsored by Xcel Energy.

Eligibility — All full-time, part-time and temporary employees of Xcel Energy (with the exception of bargaining unit employees covered by a collective bargaining agreement that does not provide for participation in this Plan) are eligible to participate in the Plan as of their first day of employment.

Employee and Employer Contributions — The Plan allows participants to contribute a portion of their compensation as pre-tax and/or Roth 401(k) after-tax contributions, pre-tax and/or Roth 401(k) after-tax catch-up contributions, and allows pre-tax rollovers from other qualified retirement plans. The plan also allows for a discretionary employer matching contribution (see Note 3).

Vesting — Employee contributions, matching contributions made by Xcel Energy and earnings are immediately vested.

Distributions — Benefits may be distributed after termination of employment, disability or death (payable to the designated beneficiary) in the form of a single lump sum, direct rollover, partial lump sum or installments. Distributions from the Master Trust may be in the form of Xcel Energy Inc. common stock or cash based upon the election of the participant.

If the total amount of the participant’s vested account balance exceeds $1,000 at a distributive event, the participant may defer distribution until age 72, unless the participant consents to commence distribution at an earlier date. If the total amount is less than $1,000, the Plan Administrator will schedule a payment date and the amount will be distributed as soon as administratively possible. All vested account balances remaining in the Plan after the participant leaves Xcel Energy will be invested in accordance with the participant's election, with the ability to diversify at the discretion of the participant. The participant will continue to receive investment earnings or losses and dividend distributions until the account is completely distributed.

Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contributions, company matching contributions, and Plan earnings as applicable. Participant accounts are also charged with withdrawals, an allocation of Plan losses as applicable, and per participant administrative expenses that are not paid by the Company. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Amounts — For the plan year ended Dec. 31, 2023, there were no forfeitures.

Plan Termination — While Xcel Energy expects to continue the Plan, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plan, at any time, in whole or in part, for whatever reason it deems appropriate, subject to collective bargaining obligations. If Xcel Energy were to terminate the Plan, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses — Xcel Energy pays certain administrative expenses of the Plan. Certain investment advisory, trustee and recordkeeping fees are paid by the Plan or by the participant, as applicable. The Self-Directed Brokerage Option annual account maintenance fee, participant loan set-up fee, and annual loan maintenance fee are paid by the participant.

Xcel Energy Inc. Common Stock Dividends — Dividends paid on shares held in Xcel Energy Inc. common stock within the Master Trust are automatically reinvested in Xcel Energy Inc. common stock unless the participant elects to receive them as a taxable cash distribution.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, it is reasonably possible that changes in investment values will occur in the near term and such changes could materially affect participants’ account balances and amounts reported in the financial statements.

Fair Value Measurements — The Plan presents money market funds and mutual funds, the Xcel Energy Stock Fund held within the Master Trust, common collective trusts and self-directed brokerage accounts investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value (NAV), calculated as $1 per share, and are included in the Fair Value hierarchy as Level 1 investments (see Note 6). The fair values of mutual funds and Xcel Energy Inc. common stock are based on quoted market prices and reported as Level 1 investments.

The self-directed brokerage option allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities. Within self-directed brokerage accounts, the fair value of mutual funds and equity securities are based on quoted market prices and are assigned as Level 1 investments, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities and are assigned as Level 2 investments.

Common collective trusts include investments in retirement target date trusts, which have been assigned as Level 2 investments, are valued at the underlying investments’ NAV at the close of the day multiplied by the number of shares in the fund.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as deemed distributions based on Plan document terms.

Investments — The Plan’s net asset investment balance includes money market funds, various mutual funds, collective trusts, a portion of the Master Trust, and self-directed brokerage accounts. Each participant elects the percentage of his or her account balance to be invested in each investment option. Investment income or loss includes interest and dividends. Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income or loss is allocated to each fund based on the number of units in each fund. Security transactions are recognized on the trade date (the date the order to buy or sell is executed).

Income Recognition — The difference between fair value and cost of investments, including realized and unrealized gains and losses, is reflected in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits — Benefit payments are recorded when paid.

3.    PLAN FUNDING

Employee Contributions — Participants may elect to contribute up to 30% of their eligible earnings on a pre-tax basis, Roth 401(k) after-tax basis or a combination of both not to exceed 30% of their eligible earnings, up to $22,500 in 2023. Participants who are age 50 or older during the Plan year may make additional catch-up contributions (pre-tax and/or Roth 401(k) after-tax) up to $7,500 in 2023. The Plan is required to make corrective distributions when IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to participants during the subsequent Plan year.

The Plan automatically enrolls newly hired/rehired full-time and part-time non-bargaining and bargaining employees as well as certain Nuclear Operations bargaining employees. Eligible employees who do not make an affirmative election or do not waive Plan participation within 30 days from date of hire are automatically enrolled at an initial percentage of pay (4% pre-tax in 2023), contribution rates are automatically increased each year by 1% (capped at 10%), and their accounts are automatically invested in an age-appropriate target-date trust. Employees who are automatically enrolled can opt out of the default options and make their own independent choices at any time.

Employer Contributions — The Plan provides for a matching contribution based on the employee’s Xcel Energy Pension Plan, as noted below.

All non-bargaining participants who contributed to the Plan in 2023 are eligible for the annual matching contributions which were paid in February 2024, regardless of their employment status at year-end. Non-bargaining and bargaining employees covered under the Pension Equity, Account Balance or Cash Balance pension plan formulas are eligible to receive a matching contribution equal to 50% of the first 8% of base pay contributed on a pre-tax and/or Roth 401(k) after-tax basis during the Plan year.

Non-bargaining and bargaining employees covered under the Traditional pension plan formula are eligible to receive 100% of their pre-tax and/or Roth 401(k) after-tax contribution up to a maximum of $1,400 in matching contributions from Xcel Energy for 2023, which were paid in February 2024.

Bargaining employees participating in this Plan must be an active employee on the last day of the Plan year or separated from employment due to retirement, disability or death to be eligible for the annual matching contribution.

Investment of Employee and Employer Contributions — Participants may invest their contributions among various investment funds offered by the Plan. The Plan's net assets include a money market fund, various mutual funds, collective trusts, the Master Trust, and self-directed brokerage option. Each participant elects the percentage of his or her account balance to be invested in each investment option. The annual company match is made in the form of cash for both non-bargaining and bargaining employees.

4.    INTEREST IN MASTER TRUST

The Master Trust is an investment vehicle consisting of Xcel Energy Inc. common stock and a small amount of cash to ensure daily liquidity. The Master Trust pools the stock investment from all four Xcel Energy Inc. sponsored 401(k) plans to reduce administrative and investment expenses. The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust, actual contributions, transfers and allocated investment income or loss, less distributions and allocated administrative expenses. Investment income or loss and administrative expenses related to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statement of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.

A summary of the Plan's interest in the Master Trust as of Dec. 31, 2023 and 2022 are summarized below:

	Dec. 31, 2023	Dec. 31, 2022
Interest in Master Trust (in approximate shares)	3,578,479	3,989,628
Interest in Master Trust (in percentage)	73.0%	73.0%

A summary of the Plan's interest in Master Trust loss for the year ended Dec. 31, 2023:

Dec. 31, 2023
Interest in Master Trust loss (in percentage)	72.9%

A summary of the net assets of the Master Trust and the Plan's interest in Master Trust as of Dec. 31, 2023 and 2022 are summarized below:

	Dec. 31, 2023
	Master Trust Balances	Plan's Interest in Master Trust Balances
Investment at fair value:
Xcel Energy Stock Fund	$303,493,646	$221,543,643

Securities settlements receivable, payable and other	2,549,131	1,860,809
Total net assets	$306,042,777	$223,404,452

	Dec. 31, 2022
	Master Trust Balances	Plan's Interest in Master Trust Balances
Investment at fair value:
Xcel Energy Stock Fund	$383,083,743	$279,712,844

Securities settlements receivable, payable and other	2,663,719	1,944,944
Total net assets	$385,747,462	$281,657,788

Master Trust and Plan's interest in Master Trust income for the year ended Dec. 31, 2023 are as follows:

	Dec. 31, 2023
	Master Trust Balances	Plan's Interest in Master Trust Balances
Total interest, dividend and other income	$10,774,355	$7,865,395
Realized and unrealized loss in Xcel Energy Stock Fund	(44,056,494)	(32,138,745)
Total net loss	$(33,282,139)	$(24,273,350)

5.    FEDERAL INCOME TAX STATUS

The IRS has determined and informed Xcel Energy by a letter dated March 24, 2017, that the Xcel Energy 401(k) Savings Plan meets the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchical framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds and money market funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date. The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, as is the case with preferred stock and debt securities within the self-directed brokerage accounts. The collective trusts are not actively traded on an exchange.

Level 3 — Significant inputs to pricing have little or no observability as of the reporting date. The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis:

	Dec. 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual Funds	$918,876,506	$—	$—	$918,876,506
Collective Trusts	—	1,549,890,607	—	1,549,890,607
Self-Directed Brokerage Accounts	67,518,268	4,764,343	—	72,282,611
Money Market Funds	130,143,121	—	—	130,143,121
Plan's Interest in Master Trust:
Xcel Energy Stock Fund	223,404,452	—	—	223,404,452
Total	$1,339,942,347	$1,554,654,950	$—	$2,894,597,297

	Dec. 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual Funds	$825,815,869	$—	$—	$825,815,869
Collective Trusts	—	1,352,254,950	—	1,352,254,950
Self-Directed Brokerage Accounts	64,118,179	1,963,800	—	66,081,979
Money Market Funds	134,680,857	—	—	134,680,857
Plan's Interest in Master Trust:
Xcel Energy Stock Fund	281,657,788	—	—	281,657,788
Total	$1,306,272,693	$1,354,218,750	$—	$2,660,491,443

7.    NOTES RECEIVABLE FROM PARTICIPANTS

The Plan allows participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50% of the participant’s vested account balance. In no event can a participant borrow more than $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months. For most participants, only one outstanding loan is permitted at any time and may not exceed 5 years for a general-purpose loan or 15 years for a principal residence loan. Participants who had one or more outstanding loan balance at the time their former Nuclear Management Company (NMC) Plan assets were transferred to the Plan are permitted to have a maximum of two outstanding loans at any one time; however, they are not eligible for a new loan until each loan transferred from the NMC Plan has been paid in full. The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus 1%, and stays in effect until the loan is repaid. Repayment of the loan plus interest is made through automatic payroll deductions and is credited to each participant’s account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination. A terminated participant may elect to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator.

A summary of the Plans' notes receivable as of Dec. 31, 2023 and 2022 is below:

	Dec. 31, 2023	Dec. 31, 2022
Interest rates on outstanding loans	4.25% - 9.50%	4.25% - 8.00%
Maturity range	2024 - 2038	2023 - 2037

8.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan's investments include shares of Xcel Energy Inc. common stock. On the Statements of Net Assets Available for Benefits, the value interest in Master Trust includes dividends declared and payable to the Plan of $1,860,809 and $1,944,944 at Dec. 31, 2023 and 2022, respectively.

The Plan also invests in shares of mutual funds and collective trusts managed by an affiliate of VFTC, which is the Plan trustee. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. The Plan incurred fees for investment management and recordkeeping services of $1,751,600 for the year ended Dec. 31, 2023.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and net decrease in net assets available for benefits per the financial statements to net assets and net income per the Form 5500 as of Dec. 31, 2023 and 2022, as applicable:

	2023	2022
Net assets available for benefits per the financial statements	$2,948,403,724	$2,708,527,014
Deemed distributions of participant loans	(104,810)	(119,728)
Net assets available for benefits per the Form 5500	$2,948,298,914	$2,708,407,286

2023
Increase in net assets available for benefit per the financial statements	239,876,710
Transfer of plan assets	(36,225)
Deemed distributions activity	14,918
Net gain per the Form 5500	$239,855,403

XCEL ENERGY 401(K) SAVINGS PLAN	Schedule 1
Schedule of Assets (Held at Year End)
As of Dec. 31, 2023

Xcel Energy 401(k) Savings Plan, EIN 41-0448030, Plan 003
Attachment to Form 5500, Schedule H, Part IV, Line 4(i):

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest,Collateral, and Par or Maturity Value	Cost **	Current Value
*	Vanguard	Vanguard Institutional 500 Index Trust	**	$504,635,998
*	Vanguard	Vanguard PRIMECAP Fund Admiral Shares	**	225,790,165
*	Vanguard	Vanguard Mid-Cap Index Fund Institutional Plus Shares	**	221,081,081
*	Vanguard	Vanguard Developed Market Index Institutional Plus	**	174,485,535
*	Vanguard	Vanguard Institutional Total Bond Market Index Trust	**	170,853,891
*	Vanguard	Vanguard Federal Money Market	**	130,143,121
*	Vanguard	Vanguard Small Cap Index Fund Institutional Plus Shares	**	121,342,117
*	Vanguard	Vanguard Target Retirement 2030 Trust Plus	**	113,357,000
*	Vanguard	Vanguard Target Retirement 2025 Trust Plus	**	104,903,844
*	Vanguard	Vanguard Target Retirement 2045 Trust Plus	**	99,443,981
	BlackRock	BlackRock Total Return Bond Fund; Class M	**	98,767,977
*	Vanguard	Vanguard Target Retirement 2035 Trust Plus	**	95,713,391
*	Vanguard	Vanguard Target Retirement 2050 Trust Plus	**	92,648,590
*	Vanguard	Vanguard Target Retirement 2040 Trust Plus	**	89,201,742
*	Vanguard	Value Index Fund Institutional Shares	**	87,938,207
*		Self-Directed Brokerage Fund	**	72,282,611
*	Vanguard	Vanguard Target Retirement 2020 Trust Plus	**	53,222,385
*	Vanguard	Vanguard Emerging Markets Stock Index Fund Institutional Shares	**	52,115,803
*	Vanguard	Vanguard Target Retirement 2055 Trust Plus	**	52,068,650
*	Vanguard	Vanguard Target Retirement Income Trust Plus	**	39,274,637
*	Vanguard	Vanguard Inflation Protected Securities Fund Institutional Shares	**	36,123,598
*	Vanguard	Vanguard Target Retirement 2060 Trust Plus	**	26,587,192
*	Vanguard	Vanguard Target Retirement 2065 Trust Plus	**	7,471,285
*	Vanguard	Vanguard Target Retirement 2070 Trust Plus	**	852,147
*	Vanguard	Vanguard Institutional Extended market Index Trust	**	731,133
*	Vanguard	Vanguard Target Retirement Income and Growth Trust Plus	**	156,764
*		Notes receivable from participants, net of deemed distributions of $104,810 — Interest rates from 4.25% - 9.50% with maturities ranging from 2024 - 2038		17,210,523
		Total Investments		$2,688,403,368

*		Party in Interest
**		Historical cost is not required for participant-directed funds.

See accompanying report of the Independent Registered Public Accounting Firm

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 6, 2024.

XCEL ENERGY 401(K) SAVINGS PLAN
(Registrant)

By	/s/ Brian J. Van Abel
Executive Vice President, Chief Financial Officer, Director
Member, Pension Trust Administration Committee